UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Copdate USA Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      July 12, 2017

Physical address of issuer
8 The Green, Suite A, Dover, DE 19901

Website of issuer
https://www.copdate.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
December 8, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Copdate Inc. (Canadian company) has 2 employees. They will be transferred to a new Canadian corporation that will be a wholly-owned subsidiary of Copdate USA Inc.

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00

Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 2, 2017

Copdate USA Inc.



Up to $500,000.00 of Series Seed Preferred Stock

Copdate USA Inc. ("Copdate," the "company," "we," "us", or "our"), is offering up to $500,000.00 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000.00 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000.00 by December 8, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000.00 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 8, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $500,000.00 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 8, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.copdate.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/copdate/

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Copdate USA Inc. (the "Company") is a Delaware Corporation, formed on July 12, 2017.

The Company is located at 8 The Green, Suite A, Dover, DE 19901.

The Company's website is https://www.copdate.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/copdate/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Copdate is a mobile platform that allows users to reserve highly-anticipated sneakers and exclusive products from their phones.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Series Seed Preferred Stock	$500,000
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500.00
Offering deadline	December 8, 2017
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 13, 17, 20-21 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced

to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Andrew Raisman who is CEO of the Company. The Company has or intends to enter into employment agreements with Andrew Raisman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Raisman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of

products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to

unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such

as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution.
Non-major Purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the

Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Copdate is a mobile platform that allows users to reserve highly-anticipated sneakers and exclusive products from their phones.

Business Plan
For millions of sneakerheads, getting their hands on limited-edition sneakers is an extremely difficult and frustrating experience. Huge line-ups, well organized re-sellers, sophisticated bots, and high demand are among the many obstacles making it nearly impossible for the average consumer to purchase a pair of limited-edition kicks for retail; leaving the majority empty-handed on release day, and propagating a massive secondary resale-market that generates billions each year. We take the stress out of big release days and make the purchase process easier and fairer for both the consumer and the shop. Copdate places the lineup in the palm of your hand and makes it easy to cop the most anticipated drops without dealing with the lines, bots, resellers, or other uncertainties of big release days. With your Copdate reservation number, simply show up on release day, skip the line, pick up and purchase your product. Hassle-

free! We believe that Copdate is poised to quickly become the new standard for sneaker retailers worldwide. Copdate will not only fix the sneaker game helping millions of sneakerheads, but will also reshape the way consumers access all types of high-demand products from retailers, brands, artists, and content-producers around the world. Sneakers are just the tip of the iceberg!

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Platform	Copdate lets consumers reserve highly-anticipated sneakers & sought-after products right on their phones.	The market for athletic footwear is currently worth $216 Billion and is expected to reach $279 Billion by 2025. The secondary sneaker-resale market, fueled by the high demand for limited-edition sneakers, generated an estimated $1.25 Billion in 2016 alone and is growing rapidly.

As the platform expands beyond footwear and transitions into apparel, music, events, and other verticals, the potential market size and expansion opportunities grow exponentially.

Right now, all our retailer acquisition is grassroots; the process is time-consuming because we have to reach out to a store, wait for the contact to get back to us, then show them the pitch. Nine times out of ten, they love the idea and we'll send them a demo; at that point there's a lot of back-and-forth and waiting. Because we're targeting independent stores, our contacts there are doing all the work individually. The real enemy for store activation is time. Very soon, we'd like to bolster our retailer activation team (sales team), and eventually have people dedicated to Europe or Japan. On the user side, we can hit a huge number of activations: we've had 130,000 downloads to date with zero marketing spend. All those downloads have been organic.

Competition
Getting the retailers onboard is the primary barrier to entry. Our tech stack isn't anything groundbreaking, but market acquisition is absolutely key. We're the only player in the market and have a first-mover advantage; Footlocker, Adidas, and Nike all have inhouse version of our product, but you can only buy the shoes directly on their platforms and through those methods. Their apps are not brand-agnostic and won't send consumers to the retailers. For 90% of their retailers, Nike won't allow customers to buy online, only via phone or email order or redirect to their website. The only other player in the space is Frenzy, a Shopify spinoff that launched 6 months after Copdate. Their claim is flash sales, but it's really a tool to drive business to Shopify: to use Frenzy, you have to use Shopify. Copdate, on the other hand, is a tool for the retailer. To use Frenzy, you have to pay $50 per month for Shopify Premium. Every single one of our partner retailers has turned down Frenzy because the system is inferior; it's a glorified website on a phone. Consumers try to buy at the same time when the clock goes to zero and the website crashes.

Customer Base

Our customers are the hundreds of thousands, if not millions of sneakerheads trying to cop the latest sneakers.

Intellectual Property
The Company is dependent on the following intellectual property: N/A.

Litigation
None

Other
The Company's principal address is 8 The Green, Suite A, Dover, DE 19901

The Company conducts business in Canada.

Copdate, Inc. (a Canadian company) is the shareholder of Copdate USA Inc. Copdate USA Inc. will establish a wholly-owned subsidiary to which the employees of Copdate, Inc. will be transferred.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	9.35%	$46,750
Sales & Retailer Activation	13.32%	$3,330	21.76%	$108,780
Intellectual Property	2.22%	$555	5.44%	$27,195
Software Development & Scaling	22.20%	$5,550	36.26%	$181,300
Business Development & Marketing	17.76%	$4,440	27.20%	$135,975
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Raisman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO from the formation of the company till now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing the development, design, technological requirements, marketing, sales, business development, public relations, strategic partnerships, roadmap, growth strategies and general management of the Company's operations since its formation until present.

Name
Carlo Bizzotto

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Finance from the formation of the company to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees corporate financial/legal matters including accounting, tax/fiscal planning, governance and related matters from the formation of the company to present.

Name
Benjamin Hossein-Zadeh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
General Partner from the formation of the company to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Advisor and assists in the handling of corporate management from the formation of the company to present.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Andrew Raisman, President

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO from the formation of the company till now.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing the development, design, technological requirements, marketing, sales, business development, public relations, strategic partnerships, roadmap, growth strategies and general management of the Company's operations since its formation until present.

Name
Carlo Bizzotto, Secretary

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Finance from the formation of the company to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees corporate financial/legal matters including accounting, tax/fiscal planning, governance and related matters from the formation of the company to present.

Name
Benjamin Hossein-Zadeh, Treasurer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
General Partner from the formation of the company to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Advisor and assists in the handling of corporate management from the formation of the company to present.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	3,100,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: N/A

Ownership
The entirety of the company is owned by Copdate Inc. The owners of Copdate Inc. are Andrew Raisman, Carlo Bizzotto, Benjamin Hossein-Zadeh, and Stefano Bizzotto.

Below the beneficial owners of 20% percent or more of Copdate Inc.'s outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Andrew Raisman	50%
Benjamin Hoessein-Zadeh	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Copdate USA, Inc. was incorporated on July 12, 2017 ("Inception") in the State of Delaware. The financial statements of Copdate USA, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kent, Delaware. Copdate is a digital platform, mobile app, and marketplace that facilitates access, and allows users to reserve highly sought-after products for a 'hassle-free' purchase from participating retailers. The Company plans are to scale the current platform, grow the existing community of end-users and retail partners as well as expand into complementary verticals such as apparel, music, events, and entertainment with the intention of attracting a wide range of users and partners across a variety of industries to the platform.

On September 13, 2017, the Company entered into an Asset Purchase and Rollover Agreement ("Asset Purchase") with CopDate, Inc. a Canadian company owned and operated by the Company's Management; and therefore is considered a related party. The Asset Purchase required that the Company issue 3,100,000 shares of our common stock for the intellectual property of CopDate, Inc. which includes: the CopDate application which is a native iOS front end application helping customers obtain sneakers, all rights and privileges of authorship, copyrights trademarks (registered or not), including the trademark for name "CopDate," all inventions (patented or not), all designs, all data, software, applications, and source code. This agreement was entered into under the assumption that the restated articles of incorporation would be submitted to the state of Delaware to increase the authorized shares required to facilitate this transaction. Accordingly, the transaction is only deemed effective by management once the increase in authorized shares are approved.

Liquidity and Capital Resources

We will rely on funding from shareholders for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding offering with a side-by-side Regulation D offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.00.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $500,000.00 from investors through Regulation Crowdfunding before the deadline of December 8, 2017.

The minimum investment in this Offering is $500.00. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing
- a right a first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences

None

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below. If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series Seed Preferred Stock vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Raisman
_____
(Signature)

Andrew Raisman
_____
(Name)

CEO, Comptroller, and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Raisman
_____
(Signature)

Andrew Raisman
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Benjamin Hossein-Zadeh
_____
(Signature)

Benjamin Hossein-Zadeh
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/Carlo Bizzotto
_____
(Signature)

Carlo Bizzotto
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

COPDATE USA, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of July 12, 2017

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Copdate USA, Inc.
Index to Financial Statements



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Management
Copdate USA, Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of Copdate USA, Inc. (the "Company"), a Deleware Corporation, which comprise the balance sheet as of July 12, 2017 ("Inception"), and the related statements of operations, stockholder's equity, and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
September 27, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

COPDATE USA, INC.
BALANCE SHEET
(unaudited)

	July 12, 2017
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Stockholder's Equity	
Current liabilities -	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholder's Equity:	
Series seed preferred stock	-
Common stock	-
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

COPDATE USA, INC.
STATEMENT OF OPERATIONS
(unaudited)

	July 12, 2017
Revenues	$ -
Operating Expenses:	
General and administrative	-
Total operating expenses	-
Net income	$ -

See accompanying independent accountants' review report and notes to the financial statements

COPDATE USA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
(unaudited)

	Series seed preferred stock		Common stock		Retained earnings	Stockholder's equity
	Shares	Amount	Shares	Amount		
Inception	-	$ -	-	$ -	$ -	$ -
Shares issued upon Inception	-	-	-	-	-	-
July 12, 2017	-	$ -	-	$ -	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

COPDATE USA, INC.
STATEMENT CASH FLOWS
(unaudited)

	July 12, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Net cash provided by operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

NOTE 1 – NATURE OF OPERATIONS

Copdate USA, Inc. was incorporated on July 12, 2017 ("Inception") in the State of Delaware. The financial statements of Copdate USA, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kent, Delaware.

Copdate is a digital platform, mobile app, and marketplace that facilitates access, and allows users to reserve highly sought-after products for a 'hassle-free' purchase from participating retailers. Seed Note 5 for subsequent event related to the transfer of certain technology.

The Company plans are to scale the current platform, grow the existing community of end-users and retail partners as well as expand into complimentary verticals such as apparel, music, events, and entertainment with the intention of attracting a wide range of users and partners across a variety of industries to the platform.

Going Concern and Management's Plans
We will rely on funding from shareholders for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding offering with a side-by-side Regulation D offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 12, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, consumer tastes and trends, consumer acceptance, and competition from other companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Capital Stock
Upon incorporation, the Company was authorized to issue 100 shares of common stock, $1.00 par value.

Subsequent to Inception, the Board of Directors of the Company has approved the restatement of the certificate of incorporation to authorized 4,5000,000 shares of stock, 4,000,000 shares designated as common stock and 500,000 designated as Series Seed Preferred Stock, both with $0.0001 par value. As of the date of these financial statements, the restated certificate of incorporation has been submitted to the state of Delaware, but the Company has yet to receive back a stamped copy. See below for the approved terms of the Series Seed Preferred Stock.

Upon Inception, there were no shares of common stock issued as the number of shares to be issued was still being determined based on the restatement of the certificate of incorporation that was needed, as noted above. See Note 5 for shares of common stock issued after Inception for the transfer of intellectual property.

Series Seed Preferred Stock
Once the restated certificate of incorporation has been approved by the state of Delaware, which is pending as of the date of these financial statements, the Series Seed Preferred Stock will have the following terms. Upon the occurrence of any Liquidation Event, the holders of Series Seed Preferred Stock ("Series Seed) shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock equal to the greater of the original issue price per share of Series Seed, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares of Series Seed been converted into Common stock immediately prior to such liquidation, dissolution, or winding up or deemed liquidation event.

Each holder of outstanding shares of Series Seed may cast the number of votes equal to the number of whole shares of common stock into which the shares of Series Seed are convertible into as of the record date.

Each share of Series Seed is convertible, at the option of the holder, at any time, into such number of shares of common stock by dividing the original issue price for the Series Seed by the conversion price for that series of Preferred Stock.

NOTE 5 – SUBSEQUENT EVENTS

On September 13, 2017, the Company entered into an Asset Purchase and Rollover Agreement ("Asset Purchase") with CopDate, Inc. a Canadian company owned and operated by the Company's Management; and therefore is considered a related party. The Asset Purchase required that the Company issue 3,100,000 shares of our common stock for the intellectual property of CopDate, Inc. which includes: the CopDate application which is a native iOS front end application helping customers obtain sneakers, all rights and privileges of authorship, copyrights trademarks (registered or not), including the trademark for name "CopDate," all inventions (patented or not), all designs, all data, software, applications, and source code. This agreement was entered into under the assumption that the restated articles of incorporation would be submitted to the state of Delaware to increase the authorized shares required to facilitate this transaction. Accordingly, the transaction is only deemed effective by management once the increase in authorized shares are approved.

The Company has evaluated subsequent events that occurred after July 12, 2017 through September 27, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

PDF of SI Website



Copdate

Skip the lines and reserve highly-anticipated sneakers & exclusive products right from your phone. Hassle-free. Edit Profile

$500	$3,500,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Copdate is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Copdate without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Copdate Users

130,000+

Global Footwear Market

$216 Billion

- › "This App Might Be The Future for Sneaker Releases" - SneakerWatch

- › Reached a #1 Lifestyle App & Top 20 Overall ranking on US App Store (Feb 2017).

- › Achieved a Top 100 ranking in US Shopping Apps on US App Store for two consecutive months (April & May 2017. Ranked 122 in June 2017)

- › Over 2,500% user growth since Q1 2017.

- › Relationships with world-famous retailers including: Packer, BAPE, Atmos, Extra Butter, Proper, Feature, Miniml, Burn Rubber, Renarts & more

---

- › Round Size: US $500,000

- › Raise Description: Seed

- › Minimum Investment: US $500 per investor

- › Security Type: Preferred Equity

- › Pre-Money Valuation: US $3,500,000

- › Target Minimum Raise Amount: US $250,000

- › Offering Type: Side by Side Offering

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Skip the lines, the headaches, and the anxieties of big release days. Copdate lets you reserve highly-anticipated sneakers & sought-after products right on your phone. Cop every drop from the brands you love. Hassle-free.

The Sneaker Game is broken.

For millions of sneakerheads, getting their hands on limited-edition sneakers is an extremely difficult and frustrating experience.

Huge line-ups, well organized re-sellers, sophisticated bots, and high demand are among the many obstacles making it nearly impossible for the average consumer to purchase a pair of limited-edition kicks for retail; leaving the majority empty-handed on release day, and propagating a massive secondary resale-market that generates billions each year.

Welcome to Copdate.

We take the stress out of big release days and make the purchase process easier and fairer for both the consumer and the shop.

Copdate places the lineup in the palm of your hand and makes it easy to cop the most anticipated drops without dealing with the lines, bots, resellers, or other uncertainties of big release days.

With your Copdate reservation number, simply show up on release day, skip the line, pick up and purchase your product. Hassle-free!

Sneakers and Beyond...

We believe that Copdate is poised to quickly become the new standard for sneaker retailers worldwide. Copdate will not only fix the sneaker game helping millions of sneakerheads, but will also reshape the way consumers access all types of high-demand products from retailers, brands, artists, and content-producers around the world.

Sneakers are just the tip of the iceberg!

Pitch Deck



Highlights

Pitch Deck

Team Story

Term Sheet

Market Landscape

Data Room

✉ SeedInvest

Overview

Product & Service

Q&A with Founder

Financial Discussion

DOWNLOAD

‹   ›

Product & Service

Cop every drop hassle-free.

Our mission is to help consumers by empowering retailers.

Copdate works hand-in-hand with our retailer partners to take the stress out of big release days and to provide a better way to purchase the most sought-after products from the brands you love.

Copdate allows retailers to create two general types of releases – RSVPs and Lists - which can be easily personalized and customized into dozens of different types of events to suit any retailer's individual needs.

Copdate RSVP

Reservations 'sans line'

Retailers use Copdate RSVP to accept reservations for upcoming product releases. Users receive a notification when reservations become available, and have the opportunity to either "Cop" or "Drop" to instantly reserve their product for a hassle-free purchase on release day.

No more camping out in front of a store, spending hours on end refreshing a bunch of browsers, contending with bots, or paying exorbitant prices to resellers.

Copdate eliminates the headaches and makes the experience as easy and as painless as possible. With just a couple of taps, you could be lacing up the latest heat on release day, hassle-free!

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Copdate Lists

The large resale market and dizzying social media hype surrounding sneaker releases have taken on epic proportions, with the majority of customers losing out and ending up empty-handed on release day.

Holding raffles for hyped releases has become standard practice these days. Entering and managing them, however, can be a time-consuming and logistical headache for both the customer and the shop.

Copdate streamlines the process, making it painless, seamless, and secure for both the shop and the customer.

Similarly to Copdate RSVPs, retailers can send notifications when a List is open, allowing users to enter within seconds with a couple of taps on their device. Copdate sends the entries to the shop in real time along with the relevant profile information that the shop can use to contact winners and use for subsequent marketing purposes later on.

Copdate "CopUps"

CopUps allow retailers to create **local** and **"hyper-local"** events for their Copdate drops.

With CopUps, users have to be physically inside a specified geo-fenced zone in order to access the event. The zone can be an entire state, the whole city, one city block, or anything in between.

CopUps can be used to create innovative, interactive experiences that combine aspects of both online & offline engagement and that seamlessly extend beyond sneaker releases into a wide variety of activations. From trade shows to Black Friday, or concerts to Grand Openings, brands can use **CopUps** to **drive engagement** and **bring foot traffic** to their desired location, while simultaneously creating fun and effective interactive campaigns that **redefine retail** and deliver big results.

Copdate Hybrid Releases

Copdate's versatility allows retailers to combine elements to create dozens of unique activation campaigns tailored to their exact requirements.

Whether they want to drive foot traffic to a specific venue, increase their visibility online, manage long line-ups virtually, build a large database of targeted consumers, promote a special event, sell-through their inventory, or create innovative and interactive experiences to engage consumers, Copdate can make it happen. Hassle-free.

Gallery

     



Copdate. Cop every drop hassle-free.

Media Mentions

   

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SOLEXCHANGE

Team Story

My love affair with sneakers goes way back. I got the bug as a kid and have been collecting kicks, and have been immersed in sneaker culture in one form or another for over 25 years. In that time, I've seen the sneaker market transform from a casual pastime for a relatively niche group of enthusiasts to the hype-fueled, $200 Billion global juggernaut it is today.

Buying the hottest sneakers ("copping heat") used to be as simple as walking into a local shop on release day and grabbing your pair off the shelf. Nowadays, it's obviously not that easy. The rising demand for limited-edition sneakers has not only generated a large secondary resale-market, but has also created an environment conspiring against the average consumer.

Huge line-ups, sophisticated bots, and well-organized teams of re-sellers are just some of the factors that have made it virtually impossible, and extremely frustrating for millions of consumers hoping to purchase kicks for retail on release day.

Like millions of other consumers, I was at a breaking point. The state of affairs was becoming unbearable and the need for a better way to handle the increasing demand in the marketplace was essential.

As an entrepreneur, I had been thinking about ways to address the massive pain-point in the sneaker market for a while, and was toying with different ways of approaching the problem. The one thing I knew for sure was that we needed to make the release experience as fair, easy, and painless as possible for both the customer and particularly for the retailer... It needed to be **"Hassle-free".**

Welcome to Copdate

The tipping point came in 2015.

The impetus to start building Copdate was a conversation with a friend and owner of a sneaker shop in Miami about the state of the sneaker market and the way things were generally getting out of hand with big releases. I told him about the concept I had in mind for Copdate, and his immediate, visceral enthusiasm, solidified my conviction and I decided to take the plunge on the project.

Coming up with the name "Copdate" was the moment it all crystallized for me. The vision came together and I knew what I needed to do.

After building the prototype, I showed it to a couple of my closest friends, both successful entrepreneurs, who immediately recognized the magnitude of the opportunity, and wanted to get involved. We made a deal over dinner, and set up the company the following week.

We launched the app in July 2016 and today, **after one year,** Copdate has grown to **over 120,000 users,** has secured partnerships with **prestigious retailers**, and has been touted as the "**Future for Sneaker Releases**" by the industry's leading media.

Looking ahead, Copdate aims to become the new standard for sneaker retailers worldwide, and will not only fix the sneaker game to help **millions of sneakerheads**, but will also **expand beyond footwear** to reshape the way consumers access **all types of high-demand-products** from fashion & lifestyle brands, to artists, entertainers, and content-producers around the world.

Suffice it to say that we're just getting started and that sneakers are just the tip of the iceberg!

The future looks very bright for Copdate and there are a lot of exciting opportunities on the horizon to rethink and reshape retail!

We look forward to working with you!

Andrew Raisman

Founder & CEO

Founders and Officers



Andrew Raisman
FOUNDER & CEO

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Before Copdate, Andrew founded Princefully Communications Group, a multi-disciplinary boutique agency specializing in market innovation, business development, and new-media. The company was established in 2008 on Andrew's instinct that mobile, which was only emerging at the time, was going to transform, and fundamentally redefine the way brands needed to do business.

Under Andrew's leadership, Princefully evolved from a simple development studio into a versatile, multi-faceted think-tank where a broad range of technical expertise combined with a nuanced understanding of market mechanics, to deliver innovative, bankable solutions for a host of prestigious international clients including: **Ivanhoe Cambridge, Vice, Air Canada, Warner Music, Adidas by Stella McCartney, Ubisoft, Disney, Amaya Gaming, the Government of Chile**, and many others.

A lifelong sneaker collector, Andrew witnessed the sneaker market transform from a relatively "niche" pastime into the massive global phenomenon it is today and founded Copdate in late 2015 out of a passion to solve the pain-points affecting millions of sneakerheads worldwide.

Leveraging over 20 years as a marketing innovator and over three decades of intimate first-hand knowledge of the sneaker ecosystem (both primary and secondary markets), Andrew architected and launched Copdate in 2016.

Today, after one year, Copdate has grown to well over 100,000 active users and has secured partnerships with some the world's premiere retailers to level the playing field and change the game for sneakerheads everywhere.

Our mission is to help sneakerheads by empowering retailers; **our objective** is to make the release process as fair, secure, and hassle-free as possible for both the shop and the customer; **our vision** is to reshape retail and to become the new standard by which sneakers, apparel, and much more are made available to millions of consumers around the world.

Key Team Members



David Nadezhdin

Technical Director



Steve Paquette

Lead Developer



Matt Ting

Director of Retail Relations

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Christine Su

Marketing, Press & Public Relations



Carlo Bizzotto

Partner & Advisor



Benjamin Zadeh

Partner & Advisor

Q&A with the Founder

Q: Could you give a high-level overview of your business?

Copdate: Week after week, there are hundreds of thousands, if not millions of sneakerheads trying to cop the latest sneakers. Nike, Adidas, and Asics have all figured out the magic formula of pairing up with celebrities and creating hype in order to make these shoe releases huge events. However, only a handful of people manage to get them. We facilitate the process on both sides of the equation – for retailers and consumers. We have two types of events: the first is an RSVP event in which the retailer reserves how many pairs it wants to release, and the users can cop those pairs instantly in the app when they're notified. We don't conduct the transaction, and the retailer fulfills those reservations at its discretion. For our "list" event, the retailer accepts a certain number of people into a raffle, and individuals are drawn at the end of the event. On the user side, we can hit a huge number of activations: we've had 130,000 downloads to date with zero marketing spend. All those downloads have been organic. Just to illustrate our traction and how popular our service is, during the last Yeezy drop, we got 60,000 entries with tens of thousands of entries per store. Some smaller markets like Detroit got around 2000, but New York and Los Angeles retailers got 10,000 entries or more. At the end of the day, we need to get the retailers to love Copdate, because the more they use it, the more releases will be put through the app. The perfect situation for Copdate is a combination of 1) volume, 2) high usage frequency, and 3) high money transaction frequency. We're currently working on building out the first two components, which will both be achieved by a greater number of retailers on the platform.

Q: How many of these retailers are there?

Copdate: In this particular phase, we want to build up our high-profile, high-influence retailers; nationwide, there's roughly 200 to 300 of these stores and in Canada, there are 20 to 30. In Europe and Asia, there's a few hundred. In total, there's 600 to 700 stores of this caliber worldwide. Factoring in the level slightly below, there's a total of thousands of stores. But then there are retailers who sell apparel and all the different verticals that you can address that follow this kind of cycle. There's essentially two markets that we'll capture one after the other: 1) the rarefied super-consumer demographic that will line up for a huge sneaker release, and 2) the more blue-collar, mainstream consumers who aren't as fanatical about these products. Eventually, we'll want to transition beyond sneakers and start kicking down doors with apparel retailers, fashion providers, music drops, food trucks, whatever companies/events we feel fit a natural progression. That gives us a much greater number of retailers. However, we'll be spending at least the next year building out this current space.

Q: What barriers to entry are there for newcomers wanting to copy your business model?

Copdate: Getting the retailers onboard is the primary barrier to entry. Our tech stack isn't anything groundbreaking, but market acquisition is absolutely key. We're the only player in the market and have a first-mover advantage; Footlocker, Adidas, and Nike all have inhouse version of our product, but you can only buy the shoes directly on their platforms and through those methods. Their apps are not brand-agnostic and won't send consumers to the retailers. For 90% of their retailers, Nike won't allow customers to buy online, only via phone or email order or redirect to their website. The only other player in the space is Frenzy, a Shopify spinoff that launched 6 months after Copdate. Their claim is flash sales, but it's really a tool to drive business to Shopify: to use Frenzy, you have to use Shopify. Copdate, on the other hand, is a tool for the retailer. To use Frenzy, you have to pay $50 per month for Shopify Premium. Every single one of our partner retailers has turned down Frenzy because the system is inferior; it's a glorified website on a phone. Consumers try to buy at the same time when the clock goes to zero and the website crashes. They're the Pepsi to my Coke.

Q: How do you ensure that bots aren't using Copdate for reservations?

Copdate: We have a number of safeguards in place and are constantly monitoring and evolving the platform to ensure the integrity of each release. In a nutshell – among other measures – we use something called the UDID. A UDID is an identifier unique to each and every mobile device produced. It is generated by Apple, Google, Samsung etc. when the devices are manufactured. Each device UDID is on record and we validate all subscribed UDIDs before sending out notifications for events. This means that there is an actual physical mobile device on the other end (i.e. no simulated devices – aka bots).

Q: How are you planning to monetize the service for users?

Copdate: The more stores we can onboard, the more users we get. The more users, the more leverage, the more opportunities and the more market segments they can go after. My next goal is a million users. When you start lacing in the transactional side, you're going to start seeing the real revenue numbers. Now the app is free, but we are rendering a service that should honestly be free at this moment in time. Once we build a rock-solid foundation of trust and the stores believe that this is a legitimate service, they'll be willing to pay. Once we hit the critical mass of half a million users or something around there, we'll start authorizing transactions, when the stores will guarantee a 100% sell-through, and the users will agree to pay through Copdate. The convenience fee that we charge may be around $5. This transactional fee leads to the crown jewel in the revenue model – credit bundles. When you prepay for copped shoes, you get exclusive access to a VIP account with all sorts of benefits, including getting to the front of the line for shoe releases.

SHARE

&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000

Use of Proceeds

If Minimum Amount Is Raised



Software Development ...
Business Development ...
Sales & Retailer Activati...
Intellectual Property

If Maximum Amount Is Raised



Software Development ...
Business Development ...
Sales & Retailer Activati...
Intellectual Property

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Copdate USA, Inc. was incorporated on July 12, 2017 ("Inception") in the State of Delaware. The financial statements of Copdate USA, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kent, Delaware. Copdate is a digital platform, mobile app, and marketplace that facilitates access, and allows users to reserve highly sought-after products for a 'hassle-free' purchase from participating retailers. The Company plans are to scale the current platform, grow the existing community of end-users and retail partners as well as expand into complementary verticals such as apparel, music, events, and entertainment with the intention of attracting a wide range of users and partners across a variety of industries to the platform.

On September 13, 2017, the Company entered into an Asset Purchase and Rollover Agreement ("Asset Purchase") with CopDate, Inc. a Canadian company owned and operated by the Company's Management; and therefore is considered a related party. The Asset Purchase required that the Company issue 3,100,000 shares of our common stock for the intellectual property of CopDate, Inc. which includes: the CopDate application which is a native iOS front end application helping customers obtain sneakers, all rights and privileges of authorship, copyrights trademarks (registered [illegible]), including the trademark for name "CopDate," all inventions (patented or not), all designs, all data, software, applications, and source code. This agreement was entered into under the assumption that the restated articles of incorporation would be submitted to the state of Delaware to increase the authorized shares required to facilitate this transaction. Accordingly, the transaction is only deemed effective by management once the increase in authorized shares are approved.

Liquidity and Capital Resources

We will rely on funding from shareholders for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding offering with a side-by-side Regulation D offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



The global footwear market is rising expeditiously among all age groups. The massive demand for athletic footwear a key factor driving the explosive growth. These figures were taken from a Forbes report and a Transparency Market Research report on the international footwear market.

The Global Sneaker Market & The Sneakerhead Economy

"Sneakers: both the passion and the marketplace are bigger today than they've ever been."

- BUSINESS INSIDER

The market for athletic footwear is **currently worth $216 Billion** and is expected to reach **$279 Billion by 2025**. The **secondary sneaker-resale market**, fueled by the high demand for limited-edition sneakers, generated an estimated **$1.25 Billion in 2016** alone and is **growing rapidly**.

The big brands (Nike, Adidas, Puma) are continuing to invest heavily in premium products and high-profile collaborations to maintain relevance and gain market share with this highly influential segment.

As global demand for sneakers continues to grow, the market of people willing to pay a premium to acquire them will increase accordingly, thereby amplifying Copdate's value proposition, expanding its market size and potential user-base.

industry standards continue to shift in favor of apps and other technologies designed to manage product releases, sell inventory, facilitate customer acquisition, and streamline CRM, the target market grows and Copdate benefits from having first-mover advantage in the space.

SHARE

BEYOND SNEAKERS:

As the platform expands beyond footwear and transitions into apparel, music, events, and other verticals, the potential market size and expansion opportunities grow exponentially.

Risks and Disclosures

The development and commercialization of our services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Andrew Raisman who is CEO of the Company. The Company has or intends to enter into employment agreements with Andrew Raisman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Raisman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability. Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be [illegible]day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our

EXHIBIT D

Investor Deck

COPDATE°



Hello, Partner

LET'S MAKE EVERY SNEAKERHEAD'S DREAM COME TRUE

DISCLAIMER

This presentation contains offering materials prepared solely by Copdate without the assistance of SI Securities, and not subject to FINRA Rule 2210.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



SNEAKERS.

"Both the **passion** and the **marketplace** are bigger today than they've ever been."

https://www.youtube.com/watch?v=yhluyCvzsTs

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

SNEAKER MARKET.

WORLDWIDE DEMAND FOR SNEAKERS IS **GROWING** AND IS PROJECTED TO REPRESENT THE LARGEST SHARE OF **THE GLOBAL FOOTWEAR MARKET** FOR **YEARS TO COME.**



GLOBAL SNEAKER MARKET
BILLIONS $ USD
300
225
150
75
0
$216B
2004
2015
2016
2025

SNEAKERS ARE EXPECTED TO HAVE THE **LARGEST GLOBAL FOOTWEAR MARKET SHARE** UNTIL 2020.

CISION

MILLENIALS ARE DRIVING THE GROWTH, SPENDING

$21 BILLION

ON FOOTWEAR IN 2014 ALONE.

$2.6B

JORDAN BRAND BOASTED OVER **$2.6 BILLION** IN 2014 ALONE.

https://www.forbes.com/sites/deborahweinswig/2016/03/18/sneaker-culture-fuels-1-billion-secondary-ma Forbes

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



THE SNEAKER GAME IS BROKEN.

For many sneakerheads, trying to cop a pair of limited or high heat shoes is a stressful & frustrating experience.

Whether it involves camping out in front of a shop, dealing with huge lines, or refreshing a browser for hours on end, the chances of losing out to a bot, a well-connected reseller, or simply ending up empty-handed are unfortunately par for the course these days.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



THE SNEAKERHEAD ECONOMY

Rising demand has created a large **resale market for limited-edition sneakers** where escalating prices and the potential for profit fuel the hype and propagate release-day struggles for millions of consumers every week.

THE SNEAKER RESALE MARKET IS WORTH OVER

$1.2 BILLION

FORTUNE

"THE SNEAKER TREND IS NOT GOING ANYWHERE."

"Consumers will not tire of paying a steep premium to get their hands on limited edition kicks" Forbes

http://fortune.com/video/2016/08/23/the-sneaker-resale-market/

https://www.forbes.com/sites/deborahweinswig/2016/03/18/sneaker-culture-fuels-1-billion-secondary-market/#13cf269e7911

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

THE PROBLEM WITH SNEAKER RELEASES

Let's face it, there are a lot of them. Here are just a few...



THEY'RE PREDICTABLE

Customers know when & how they're happening and they're all watching the countdown at the same time...



TRAFFIC JAMS

The moment the countdown hits '0', traffic spikes causing retailers' websites to crash.



TIME TO PREPARE

Without the element of surprise, retailers give malicious users ample time to plan their 'attacks'.



BOTS

Despite the retailer's best efforts, bots seem to stay one step ahead...



FALSE HOPE

People sleeping in lawn chairs in front of a store, many with little shot at even getting a pair.



TIME IS MONEY

Crowds lingering in the store, occupying the staff's time but not actually there to shop.



THE ADVERSARY IS AN EXPERT

Hackers know the web, how to code, & have studied eComm website architecture for years.



GROUNDHOG DAY

Customers consistently calling, emailing or messaging customer service with the same questions & requests over and over...

Copdate aims to make these conditions a thing of the past for retailers & their customers...

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



COPDATE

C O P E V E R Y D R O P H A S S L E - F R E E .

OUR MISSION IS TO HELP SNEAKERHEADS BY EMPOWERING RETAILERS.

Copdate works hand-in-hand with our retail partners to provide a fair, easy & secure release-day experience for both the shop and the customer.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

COPDATE

COP EVERY DROP HASSLE-FREE.



Fido LTE
2:04
Monday, June 6
Copdate
OTH X RBW SK8-HI available now at Princefully HQ.



3:32 PM
COP OR DROP
Yeezy 750 Grey/Gum
SIZE M 9.5
DROP
COP
1 CREDIT



3:32 PM
CONFIRMATION
COPPED!
THIS IS A RESERVATION ONLY
SEE MY RESERVATION
3:33 PM
SIZE M 9.5

FIRST TO KNOW

Follow your favorite shops to be notified the instant they launch reservations.

COP OR DROP

Reserve the latest heat right from your phone. No lines, no hassles!

FIRST IN LINE

Pick up & purchase your pair on release day hassle-free.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

CHANGING THE GAME.

LEVELING THE PLAYING FIELD & MAKING SNEAKERHEADS' DREAMS COME TRUE.



SAFE & SECURE

Copdate provides a safe haven from bots & other malicious users, **protecting both the shop & their customers.**



FAIR & SQUARE

Using Copdate provides a truly fair experience and ensures that all customers have an **equal chance** on release day.



NO BOTS

The user activity from Copdate comes from **actual people, not bots.**



NEW STANDARD

Our goal is to **fix the sneaker game** one release at a time & to offer sneakerheads everywhere a better way to cop.



EASY W'S PAY BIG DIVIDENDS

Using Copdate demonstrates the retailer's commitment to providing a **better alternative & a level playing** field for customers, thereby **amplifying goodwill & social equity.**



HASSLE-FREE

Retailers can manage every release with ease & customers can cop every drop hassle-free... **no more stress, headaches, or anxiety!**

Beyond sneakers: Copdate gives customers **hope.**

While Copdate has measures to avoid bots accessing the platform, no guarantees can be made that they are fully prevented.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



COPUPS ALLOW SHOPS TO CREATE LOCAL & 'HYPER-LOCAL' EVENTS FOR THEIR COPDATE DROPS.

RETAIL. REIMAGINED.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

CopUps: RETAIL. REIMAGINED.

CopUps are geo-fenced events designed to close the gap between online & offline engagement. With CopUps, retailers can create innovative & interactive campaigns that deliver big results.



COP UP ZONE

YOUR LOCATION

USERS MUST BE IN THE ZONE TO COP!



LOCALS ONLY.

SET A COP UP ZONE FOR A WHOLE CITY, AN ENTIRE STATE, OR RIGHT AT YOUR FRONT DOOR.



SNEAKERS & BEYOND



Drive foot traffic to any location



Hook up the locals



Great PR, visibility, & organic goodwill



Fun, exciting & interactive releases



Hassle-free for shop & customers

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PRESS & MEDIA



  

  

  

  

 

 

"WITH COPDATE, FANTASY WILL BECOME REALITY"
—— *BET*

"THE FUTURE FOR SNEAKER RELEASES"
—— *SneakerWatch*

"IT WORKED FLAWLESSLY"
—— *Packer Shoes*

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



TRACTION & USER GROWTH

ACTIVE USERS
2017

THOUSANDS (000's)

150
100
50
0

JAN   FEB   MAR   APR   MAY   JUN

130K

ACHIEVED **APP STORE** RANKING

No. 1 Lifestyle App
Top 20 Overall App Store
Top 100 Shopping
Top 100 Shopping
Top 125 Shopping

USER GROWTH

2500%
INCREASE FROM Q1 - Q3 2017

100%
ORGANIC GROWTH

ZERO
SPENT ON CAMPAIGNS

USER TARGETS

500K
2018

1M
2019

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

COPDATE°

REIMAGINE & RESHAPE RETAIL

THE FUTURE FOR SNEAKERS & BEYOND.

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RESHAPING RETAIL.

THE FUTURE FOR SNEAKERS AND BEYOND...

Copdate seeks to become the **new standard for sneaker retailers** and **millions of sneakerheads** worldwide.

Looking ahead, Copdate plans to **expand beyond footwear** to **reshape** the way **consumers interact** with, and **purchase** from all types of **retailers, fashion & lifestyle brands, artists, entertainers, and content-producers** around the world.

2018

2019

2020+

 **COPDATE** TIMELINE & MILESTONES



More Retail Partnerships
Top-Tier Sneaker & Apparel



Expand Market Footprint
North America



Launch Revenue Module
Transaction Fees



Expand & Solidify
- Top-Tier Retailers
- New Verticals



Open New Markets
N. America & Key EU markets



New Revenue Stream
- Transaction Fees + Credit Bundles



Core & Mainsteam Retailers
- Strengthen core market
- Optimize for mainstream retailers



Develop Markets
Domestic & Foreign



New Revenue Stream
- Transaction Fees + Credits + Subscriptions

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

REVENUE PROJECTIONS
TRANSACTION FEES | 2018

	2018	2019	2020	2021	2022
Retailers	25	100	250	750	1250
Releases	50	50	75	100	150
Units Processed*	62,500	250,000	937,500	3,750,000	9,375,000
Revenue	$ 312,500	$ 1,250,000	$ 4,687,500	$ 18,750,000	$ 46,875,000

* Based on an average of 50 units per release.

Copdate is currenty pre-revenue. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OVERVIEW

• Charge a fixed fee for successful in-app transactions (e.g. product reservations) to unlock reservation and/or entry confirmations.
• Allow retailers to pre-authorize payments for successful RSVPs (launch products are charged on release day)
• Introducing payments via a success-based model will be easily adopted and yield high conversions
• The high perceived value of the RSVP justifies the fee, and the vast majority of users will pay the nominal cost to confirm their reservation.

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REVENUE PROJECTIONS
CREDIT BUNDLES | 2019

A. SINGLE PRICE

- Users pre-pay for credit bundles to unlock app services.
- Credits are deducted for successful reservations
- Users must have sufficient credits to access releases

REVENUE COMPARISON BASED ON A SINGLE PRICE OPTION

	Conversion Rate	Paying Users (000's)	$5	$10	$20
2018	n/a	n/a	-	-	-
2019	5%	50	$ 250,000	$ 500,000	$ 1,000,000
2020	5%	100	$ 500,000	$ 1,000,000	$ 2,000,000
2021	7%	200	$ 1,000,000	$ 2,000,000	$ 4,000,000
2022	10%	500	$ 2,500,000	$ 5,000,000	$ 10,000,000

B. MULTI-PRICE

- Users select between various credit bundles of incremental value
- Incentives & perks are offered to promote higher plans
- VIP & exclusive access to events for higher-tier subscriptions

NOTES

1. **Conversion Rate** = % of total users purchasing credits
2. Projections are for the initial buy-in only.
3. Additional / recurring revenue (from reloads) is not included

REVENUE DISTRIBUTION BASED ON MULTIPLE PRICE OPTIONS

	$5	$10	$20	Revenue
	25%	50%	25%	
2019	62,500	250,000	250,000	$ 562,500
2020	125,000	500,000	500,000	$ 1,125,000
2021	250,000	1,000,000	1,000,000	$ 2,250,000
2022	625,000	2,500,000	2,500,000	$ 5,625,000

Copdate is currenty pre-revenue. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.



PROJECTIONS BY REVENUE STREAM

REVENUE ($000's)

$312K $2.1M $7.0M $23M $57M

2018 2019 2020 2021 2022

TRANSACTION FEES   CREDIT BUNDLES   SUBSCRIPTIONS

Copdate is currenty pre-revenue. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

USE OF FUNDS



Tech

Software Development

• Scaling Platform
• New Features, Optimizations & Transactional modules
• Data management, hosting & performance
• Design, UI/UX, Architecture

Team

Hiring Key Personel

• Sales & Onboarding
• Retention & Engagement
• Development & Design
• Marketing & PR

Traction

Buisness Development & Marketing

• User-Activation Campaigns
• Tradeshows & Events
• Press & Media Engagement
• CopUps & Strategic Partnerships

40%

35%

25%

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

LEADERSHIP TEAM



ANDREW RAISMAN
Founder & CEO



CARLO BIZZOTTO
Partner & Advisor



DAVID NADEZHDIN
Technical Director



STEVE PAQUETTE
Lead Developer



MATT TING
Director Retail Relations



CHRISTINE SU
Marketing, Press & PR

CONFIDENTIAL. DO NOT DISTRIBUTE. ALL RIGHTS RESERVED ©2016 ©2017 COPDATE INC.

COPDATE°

LET'S WORK TOGETHER!

WWW.COPDATE.COM

EXHIBIT E

Video Transcript

JD : A mobile app is aiming to eliminate the need to wait in line for the hottest new sneaker.

Baker: Which is something I need.

JD: Need it. It's called Copdate. It enables users to reserve with a tap of their finger, and then pick up in store as soon as that product becomes available. Now since it launched one year ago, its user base has grown to hundreds of thousands of users. Joining us all now to break it down is Andrew Raisman, a Founder and CEO of the app. He joins us live right now from the floor of the New York Stock Exchange. It's great to have you here my man.

Andrew Raisman: Great to be here.

JD: On your website here's what you tout. "Reserve your spot, and cop every drop hassle free."

Andrew Raisman: Hassle free.

JD: Explain yourself. Make your case as to why this was necessary, for avid sneakerheads to have an easier and more reliable way to know what they're getting, and more importantly how fast, and when they can get it.

Andrew Raisman: Piece of cake. So the sneaker world has exploded.

News Anchor: It's booming. It's insane.

Andrew Raisman: It's booming. It's crazy. So it used to be you could wake up on a Saturday morning, and walk down to your Foot Locker, and grab the hottest sneakers, no big deal. But over the last five to six, seven years through social media, and all of the big brands are doing these crazy collabs, and guys like Kanye West and Michael Jordan are releasing these sneakers. That's making the process for the average sneakerhead virtually impossible. So there's crazy lineups, websites are crashing. So the demand is so, so, so extreme that the average consumer cannot acquire the shoes on the release date. So what that's doing is that's propagating a secondary market of people reselling the sneakers. So they buy the sneakers at retail, and then they put them on sites like eBay, or there's a bunch of other secondary markets. That's generating billions of dollars of resale value. So what happens is the resales, the resale price of the show is double or triple the retail price.

News Anchor: Oh of course.

Andrew Raisman: That precipitates the demand, and so on and so forth. So at the end of the day week after week, sneakerheads are not being able to get the shoes. So with the app we work with retailers to allow them to release the sneakers through the app. So users will download the app, and follow the shops that they want. When the sneaker drops, you get a notification on your phone saying, reservations for the shoes are available.

News Anchor: Right. Then you can go pick them up.

Andrew Raisman: You hit cop, you get a reservation number. You show up on the release date, and your…

JD: But here's the question though. Who are the people who are able to get them right ahead as soon as they hit the retail? Because the counter argument to this would be, let the hand of the free market decide. This is competition, this is retail, this is the importance of big business. If I am a Kanye West based designer, or I'm designing the next Jordan that has got a Kanye exclusive logo and I'm only releasing 23,000 pairs of them, great, let the highest bidders win. Let this be dog eat dog business. How do you respond to that, I don't want to say criticism, but that voice from the other side. Who says, you know what, if Baker is going to be smart enough to get the first hundred pairs,…

Baker: Which I would.

JD:...and then mark it up three or four times, that's the power of business. Who would disagree with that mentality?

Andrew Raisman: That's fine. That has been the status quo for the last X amount of years, five or six, seven years. The thing is there's a tipping point in the market now. The general feeling in the market is that the shoes are being gobbled up by bots, which are software that are checking out the shoes. So that's unfair. The resellers, if it's every man for himself then that's one thing. But what usually happens is there are well organized teams. They pay people to line up, 50 or 60 people in line.

So what happens is week after week you're getting just such a general sense of frustration in the marketplace that the brands have taken notice, the retailers are taking notice. There's a call to action now of trying to level the playing field and make things better. So that's where the app comes in. We're on the side of the sneakerhead, and we're also on the side of the retailer. Because at the end of the day having 60 to 70 people, or even more. Like in New York it can go up to hundreds of people in lawn chairs outside of stores. It's disruptive, there's violence. Your website is crashing. The shoes are going to sell out, but at the end of the day the public reaction that's coming out of these releases is so negative all the time, that anything the retailer can do to facilitate that or smooth that over goes a long way.

JD: That's a good argument.

Baker: The sneaker industry of course is a billion dollar industry JD, and I contribute to most of those. Currently you guy are available in New York, Miami, Los Angeles, Montreal, Las Vegas, Vancouver, Lexington, Kentucky. Is that because of the University of Kentucky, everybody loves speakers there?

Andrew Raisman: Yes, that's why. But actually we have a partner called Oneness. That's a great store in Kentucky. So there is a representative out there. So I don't want to forget to mention Detroit. We also have a great partner in Detroit.

Baker: Oh, Detroit, that's a big industry there. Are you guys looking to expand to other markets, other cities?

Andrew Raisman: Yes, definitely. The plan is to blanket the map with retailers all over the States, Canada, Europe, Asia, Australia. Anywhere where there's a demand for sneakers, which is basically everywhere, we want to set up relationships and partnerships with stores there. Once we've secured a foothold in the sneaker space, no pun intended, there's definitely a plan to expand into other verticals, like apparel, or music, and other high demand products.

JD: While essentially implementing the same rules of this existing model into other verticals.

Andrew Raisman: Right. Yes. The mechanics are not strictly limited to footwear. Wherever there's a demand for product...We're trying to facilitate the release process for both sides, from the consumer side, and from the retailer side.

News Anchor: Real quick. The name, Copdate.

News Anchor: Yeah. Fascinating pick. Why did you pick that?

Andrew Raisman: In the sneaker vernacular copping shoes is the term for acquiring or picking them up. So where did you cop those shoes is a way of saying where did you get them? So I copped it. So Copdate is playing on that.

Baker: Love that. Really fascinating. That's Andrew Raisman. He is the Founder and CEO of Copdate. Thanks so much. I can't wait to see the next sneakers that are on your site. I'm going to have to go check it out.

Andrew Raisman: copdate.com.

JD: Congratulations my man.